Exhibit 1.0

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, dated as of May 9, 2007 between DGSE COMPANIES, INC., a Nevada Corporation (the “Buyer”), Euless Gold & Silver Inc., a Texas corporation (“Seller”), and for limited purposes, Teton Technology Inc. (“Teton”). Terms not immediately defined herein are defined under Article VIII.

W I T N E S S E T H:

WHEREAS, Seller is in the business of the sales and marketing of jewelry (the “Business”); and

WHEREAS, the Buyer wishes to purchase or acquire from Seller, and Seller wishes to sell, assign and transfer to the Buyer, substantially all of the assets and properties held in connection with, necessary for, or material to the business and operations of the Business; all for the purchase price and upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, Teton stands the benefit from the sale of Seller to Buyer; and

NOW, THEREFORE, in consideration of the mutual covenants, representations and warranties made herein, and of the mutual benefits to be derived hereby, the parties hereto agree as follows:

ARTICLE I
SALE AND PURCHASE OF THE ASSETS

1.1  Assets. Subject to and upon the terms and conditions set forth in this Agreement, the Seller will sell, transfer, convey, assign and deliver to the Buyer, and the Buyer will purchase or acquire from the Seller, all right, title and interest of the Seller in and to the assets set forth below, which primarily relate to or are used or held for use in connection with the Business as the same may exist on the Closing Date (collectively, the “Assets”), and which conform to the definition of the term “Assets”:

(a)  all equipment, furniture and fixtures described on Schedule 1.1(a);

(b)  the inventory of the Business described on Schedule 1.1(b) (“Inventory”)

(c)  All right, title and interest of the Seller in, to and under all trademarks, trade names, copyrights, and other intellectual property necessary or used in the Business and described on Schedule 1.1(c) (collectively, the “Intellectual Property”);

(d)  All post office boxes, all telephone numbers, answering service numbers, and other communication codes or numbers (including, without limitation, any e-mail addresses and Internet sites) used primarily in connection with the Business;

(e) All of the Seller’s goodwill with respect to the Business and the operations thereof;

ARTICLE II
THE CLOSING

2.1  Place and Date. The closing of the sale and purchase of the Assets (the “Closing”) shall take place and be effective as of the date of this Agreement. The date of the Closing is herein referred to as the “Closing Date”.

2.2  Purchase Price. On the terms and subject to the conditions set forth in this Agreement, the Buyer agrees to pay or cause to be paid to Seller an aggregate of U.S. $1,000,000 (the “Purchase Price”). The following portions of the Purchase Price shall be payable at the Closing, in separate payments determined in accordance with Section 2.3, as follows:

(a)  by the wire transfer of $600,000 ($500,000 of which shall be payable to Seller and $100,000 of which shall be payable to Teton) in immediately available funds to such bank account or accounts as per written instructions of Seller, given to the Buyer at least five days prior to the Closing to which such payment relates; and

(b)  By the execution and delivery to Seller of a Promissory Note (the “Note”) of the Buyer in the principal amount of $400,000, as increased or decreased by the Purchase Price Adjustment Amount (defined in Section 2.3 below), such Note to be in the form of Exhibit A attached hereto.

2.3  Adjustments to Purchase Price.

(a) The Purchase Price shall be, as applicable, either reduced by the amount, if any, that the combined value of the Inventory immediately prior to Closing is less than [$________________], or increased by the amount, if any, that the value of the Inventory immediately prior to Closing is greater than [$________________] (“Purchase Price Adjustment Amount”). For purposes of this Agreement, the value of Inventory will be based on book value as of the Closing Date.

2.4  Consent of Third Parties. Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to assign or transfer any governmental approval, instrument, contract, lease, permit or other agreement or arrangement or any claim, right or benefit arising thereunder or resulting therefrom if an assignment or transfer or an attempt to make such an assignment or transfer without the consent of a third party would constitute a breach or violation thereof or affect adversely the rights of the Buyer or Seller thereunder; and any transfer or assignment to the Buyer by Seller of any interest under any such instrument, contract, lease, permit or other agreement or arrangement that requires the consent of a third party shall be made subject to such consent or approval being obtained.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

As of the date hereof Seller represents and warrants to the Buyer as follows:

3.1 Authorization. Seller has the corporate power and authority to execute and deliver this Agreement, the Bill of Sale, and each other agreement, document, and instrument required to be executed in accordance herewith (collectively, the “Transaction Documents”), to perform fully its obligations thereunder, and to consummate the transactions contemplated thereby. The execution and delivery by Seller of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all requisite corporate action of Seller and the resolution of the Seller authorizing this transaction is attached as Exhibit B. This Agreement is a legal, valid and binding obligation of Seller, enforceable against it in accordance with its respective terms.

3.2  Corporate Status. Seller is a corporation duly organized, validly existing and in good standing under the laws of Texas, with full corporate power and authority to carry on its business and to own or lease and to operate its properties in the places where such business is conducted and such properties are owned, leased or operated, including, but not limited to the states of ____Texas____________. Seller has delivered to the Buyer complete and correct copies of its certificate of incorporation and by-laws or other organizational documents, in each case, as amended and in effect on the date hereof. Seller is not in violation of any of the provisions of its certificate of incorporation or by-laws or other organizational documents.

3.3  No Conflicts. Unless otherwise disclosed by Seller, no action, approval, consent or authorization of any governmental authority is necessary for Seller to consummate the transactions contemplated hereby.

3.4  Liabilities. With the exception of the Leases as defined below, Seller is not transferring any of its liabilities or obligations to Buyer.

3.5.  Taxes. To Seller’s knowledge and belief, except as disclosed on Schedule 3.5, (a) all federal, state, and local tax returns, reports, and statements (including all income tax, unemployment compensation, social security, payroll, sales and use, excise, privilege, property, ad valorem, franchise, license, school and any other tax under laws of the United States or any state or municipal or political subdivision thereof) required to be filed by Seller in connection with the Assets and the Business (the “Tax Returns”) have been filed with the appropriate governmental agencies in all jurisdictions in which such returns, reports, and statements are required to be filed, and all such returns, reports, and statements properly reflect the tax liabilities of Seller in relation to the Assets for the periods, properties, or events covered thereby; (b) all federal, state, and local taxes, assessments, interest, penalties, deficiencies, fees and other governmental charges or impositions, including those enumerated above in respect to the Tax Returns, which are called for by the Tax Returns, or claimed to be due by any taxing authority from Seller, or upon or measured by Seller’s properties, assets, or income (the “Taxes”) have been properly accrued or paid; (c) Seller has not received any notice of assessment or proposed assessment by the Internal Revenue Service (“IRS”) or any other taxing authority in connection with any Tax Returns and there are no pending tax examinations of or tax claims asserted against Seller or any of the Assets or properties; (d) there are no tax liens (other than any lien for current taxes not yet due and payable) on any of the Assets; and (e) Seller has no knowledge of any basis for any additional assessment of any Taxes in relation to the Assets.

3.6.  Litigation. Except as set forth on Schedule 3.6, to Sellers’ knowledge and reasonable belief there is no action, claim, demand, suit, proceeding, arbitration, grievance, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity, pending or threatened against or relating to Seller in connection with the Assets or against or relating to the transactions contemplated by this Agreement. Except as set forth in such Schedule 3.6, to Sellers’ knowledge no citations, fines or penalties have been asserted against Seller with respect to the Assets under any Environmental Law or any federal, state or local law relating to occupational health or safety.

3.7  Compliance with Laws, Governmental Approvals and Consents. Seller has complied with and is in compliance with all laws, regulations, licensing requirements, rules, ordinances, and orders of Governmental Authorities, including, without limitation, all Environmental Laws, regulative rules, ordinances, and orders of Governmental Authorities except for any non-compliance which has not had a Material Adverse Effect on the Assets. Seller has not received any notices of non-compliance from any governmental agency.

3.8 Title to Assets. Unless otherwise disclosed by Seller on Schedule 3.8, Seller has good and defensible title to each and all of the Assets, free and clear of all liens, security interests, pledges, charges, claims, and encumbrances of any kind and rights of other persons or entities. Those Assets that constitute equipment, inventory, or other goods are, and will be as of the Closing, in good operating condition and repair and fit for the purpose for which they are intended to be used in the Business.

3.9 Intellectual Property. Schedule 1.1(c) hereto contains a true, correct, and complete list of all trademarks, trade names, patents, and copyrights owned by Seller, all registrations thereof, and all pending applications therefor and all agreements for the licensing of any such trademarks, trade names, patents, or copyright. To the best of the Seller’s knowledge, Seller does not infringe any existing patent or violate any trade secrets or secret processes of any third person by virtue of the manufacture, sale, or use of any products or processes in the conduct of its business. There are no proceedings pending or, to the best of Seller’s knowledge, threatened against Seller in respect of any trademark, trade name, patent, copyright or application therefor. All registered trademarks listed on Schedule 1.1(c) are validly registered; all taxes, annuities, or other maintenance fees required to be paid with respect to all listed trademarks have been paid in full; and, all requirements of use with respect to all listed trademarks have been met. Unless otherwise disclosed by Seller on Schedule 3.9, Seller owns or possesses rights to use all inventions, processes, designs, trade secrets, know-how, customer lists, and other industrial property rights necessary for the conduct of its business, free and clear of any payment or encumbrance.

3.10 Real Estate Leases. Listed on Schedule 3.10 is a complete and correct list of (i) all leases relating to the Business (“Leases”) setting forth the address, landlord and tenant for each lease (“Leased Properties”). Seller has delivered to the Buyer correct and complete copies of the Leases and each lease is legal, valid, binding, enforceable, and in full force and effect. Seller is not in default, violation or breach in any respect under any lease and no event has occurred and is continuing that constitutes or, with notice or the passage of time or both, would constitute a default, violation or breach in any respect under any lease. The Seller has good and valid title to the leasehold estate under each lease, free and clear of all Liens other than Permitted Liens.

3.11 Environmental Matters. Seller has not been a party to any release nor does Seller have any knowledge of any release of or storage of any substances which affects the Assets, the release or storage of which is prohibited, restricted, or regulated by any Environmental Law, regulation, rule, ordinance, or order of any domestic governmental authority. The Seller has not received any notice from any governmental authority as to any environmental condition regardless of whether such condition is violative of law. Seller has disclosed and made available to the Buyer all information, including without limitation all studies, analyses and test results, in the possession, custody or control of Seller relating to (i) the environmental conditions on, under or about the Leased Properties, and (ii) Hazardous Substances used, managed, handled, transported, treated, generated, stored or Released by Seller or any other person at any time on the Leased Properties, or otherwise in connection with the use or operation of the Leased Properties used in or held for use in connection with the Assets.

3.12 Brokers, Finders. Seller acknowledges that Seller has not been represented by any Broker in negotiating and procuring the Buyer as is set forth in this Agreement and not fees are owed to any such Broker.

3.13 Disclosure. No representation or warranty by Seller contained in this Agreement nor any statement or certificate furnished or to be furnished by or on behalf of Seller to the Buyer or its representatives in connection herewith or pursuant hereto knowingly contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to make the statements contained herein or therein not mislead-ing. There is no fact known to Seller that has not been disclosed by Seller to the Buyer that might reasonably be expected to have or result in a Material Adverse Effect.

3.14 Inventory. All inventories owned by Seller (‘‘Inventories’’) consist of items of a quality and quantity usable and saleable in the ordinary course of business by Seller. All items included in the Inventories are the property of Seller, except for sales made in the ordinary course of business, and for each of such sales, either the purchaser of the Inventories has made full payment for it or the purchaser’s liability to make such payment is reflected in the financial books of the Seller. No items included in the Inventories shall be pledged as of the Closing Date as collateral or are held by Seller on consignment from others.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES - BUYER

As of the date hereof, the Buyer represents and warrants to Seller as follows:

4.1. Authorization. Buyer has the corporate power and authority to execute and deliver this Agreement and each of the Transaction Documents to which it will be a party, to perform fully its obligations thereunder, and to consummate the transactions contemplated thereby. The execution and delivery by Buyer of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all requisite corporate action of Buyer and the resolution of Buyer authorizing this transaction is attached as Exhibit C. This Agreement is a legal, valid and binding obligation of Buyer, enforceable against it in accordance with its respective terms.

4.2  Corporate Status. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Nevada with full corporate power and authority to carry on its business and to own or lease and to operate its properties in the places where such business is conducted and such properties are owned, leased or operated. Buyer is not in violation of any of the provisions of its certificate of organization or regulations or other organizational documents.

4.3. No Conflicts. The execution, delivery and performance by Buyer of this Agreement and each of the Transaction Documents to which it is a party, and the consummation of the transactions contemplated thereby, do not and will not conflict with or result in a violation of or under (with or without the giving of notice or the lapse of time, or both) (i) any Applicable Law applicable to Buyer or any of its properties or assets or (ii) any contract, agreement or other instrument applicable to Buyer or its properties or assets. No Governmental Approval or other Consent is required to be obtained or made by Buyer in connection with the execution and delivery of this Agreement or the Transaction Documents or the consummation of the transactions contemplated thereby.

4.4. Litigation. There is no action, claim, suit or proceeding pending, or to the Buyer’s knowledge threatened, by or against or affecting Buyer in connection with or relating to the transactions contemplated by this Agreement or of any action taken or to be taken in connection herewith or the consummation of the transactions contemplated hereby.

4.5 Brokers, Finders, etc. Buyer represents and warrants that Buyer has not been represented by any broker and that the Seller shall have no liability for any broker or finder claiming through the Buyer.

4.6 Disclosure. No representation or warranty by Buyer contained in this Agreement in connection herewith or pursuant hereto knowingly contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to make the statements contained herein or therein not mislead-ing.

ARTICLE V
COVENANTS - SELLER

5.1. Further Assurances. Following the Closing, the Seller shall, from time to time, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably requested by the Buyer, to confirm and assure the rights and obligations provided for in this Agreement and in the Transaction Documents and render effective the consummation of the transactions contemplated thereby.

5.2.  Liability for Transfer Taxes. The Seller shall be responsible for the timely payment of, and shall indemnify and hold harmless the Buyer against, all sales (including, without limitation, bulk sales), use, value added, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, firearm, ammunition, license and other similar Taxes and fees (“Transfer Taxes”), arising out of or attributable to the transactions effected pursuant to this Agreement. The Seller shall prepare and timely file all Tax Returns required to be filed in respect of Transfer Taxes (including, without limitation, all notices required to be given with respect to bulk sales taxes), provided that the Buyer shall be permitted to prepare any such Tax Returns that are the primary responsibility of the Buyer under applicable law. The Buyer’s preparation of any such Tax Returns shall be subject to Seller’s approval, which approval shall not be withheld unreasonably.

ARTICLE VI
COVENANTS - BUYER

6.1. Public Announcements. Prior to the Closing, except as required by Applicable Law, the Buyer shall not make any public announcement in respect of this Agreement or the transactions contemplated hereby without the prior written consent of Seller.

6.2. Further Assurances. Following the Closing, the Buyer shall, from time to time, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably requested by the Seller, to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the transactions contemplated thereby.

ARTICLE VII
INDEMNIFICATION

7.1 Indemnification. Seller covenants and agrees to indemnify, defend, and hold harmless Buyer from and against any and all claims, suits, losses, judgments, damages, liabilities, including but not limited to any investigation, legal, and other expenses incurred in connection with, and any amount paid in, settlement of any claim, action, suit, proceeding (collectively called “Losses”), to which Buyer may become subject, if such Losses arise out of or are based upon any facts and circumstances (or alleged facts and circumstances) with respect to (a) a material inaccuracy, misrepresentation, breach of warranty, breach of covenant by Seller to Buyer in this Agreement, (b) a claim of a creditor of Seller, (c) a material breach of any of the provisions of this Agreement; provided, however, that Seller shall not be obligated to indemnify Buyer with respect to any claim until such time as such claim(s) in the aggregate [exceed $5,000, in which event Buyer shall be entitled to receive indemnity payments in the amount of all Losses in excess of $5,000]. This right to indemnification is in addition to any other right available to Buyer, including the right to sue Seller for misrepresentation, breach of warranty, or breach of covenant under this Agreement.

7.2 Notification and Defense of Claims or Actions. When Buyer proposes to assert the right to be indemnified under this section with respect to third-party claims, actions, suits, or proceedings, Buyer shall, within 30 days after the receipt of notice of the commencement of the claim, action, suit, or proceeding, notify Seller in writing, enclosing a copy of all papers served or received. On receipt of the notice, Seller shall have the right to direct the defense of the matter, but Buyer shall be entitled to participate in the defense and, to the extent that Buyer desires, to jointly direct the defense with Seller with counsel mutually satisfactory to Buyer and Seller at the expense of Seller. Buyer shall also have the right to employ its own separate counsel in any such action. The fees and expenses of Buyer’s counsel shall be paid by Buyer unless: (a) the employment of the counsel has been authorized by Seller (b) counsel of Seller in such litigation has reasonably concluded that there may be a conflict of interest between action; or (c) Seller has not, in fact, employed counsel satisfactory to Buyer to assume the defense of the action. In each of these cases, the fees and expenses of Buyer’s counsel shall be paid by Seller. Neither Seller nor Buyer shall be liable for any settlement of any action or claim described in this section that is effected without their consent; provided, if Seller has failed to honor its obligations under this paragraph, Buyer may settle any claim at the expense of Seller.

7.3 Income Taxes. Seller shall indemnify, defend, and hold harmless Buyer from and against any Losses to which Seller may become subject insofar as such Losses arise out of or are based on any tax on or measured by the net income or sales of Seller in any period on or before the Closing Date. The indemnifications provided in this paragraph are cumulative.

7.4 Set-off. The Buyer shall have the right to set-off and apply against all amounts due and owing under any agreement between Buyer and Seller, including, but not limited to, the Note, if applicable, all sums in respect of which the Seller may be liable as a result of a breach of any representation or warranty contained in this Agreement, or pursuant to the indemnification agreement contained in this Agreement or with respect to any other provision of this Agreement, such right of set-off to be in addition to and not in lieu of or an election against any and all other remedies available to the Buyer at law or in equity; provided, however, when exercising its right of set-off under this Section, Buyer agrees that Buyer will act in good faith and will not exercise the right of set-off with respect to frivolous or specious claims.

7.5 Survival. Notwithstanding any provision to the contrary in this Agreement, all claims for indemnification under this Article VII for breaches of representations and warranties made herein must be asserted prior to the expiration of two (2) years following the Closing Date, except that claims for indemnification relating to fraud, Section 3.1 (Seller’s Authorization), Section 3.2 (Seller’s Corporate Status), Section 3.5 (Taxes), Section 3.8 (Title to Assets), Section 4.1 (Buyer’s Authority), and Section 4.2 (Buyer’s Corporate Status) may be made at any time after the Closing Date without any time limitation.

7.7 Indemnity Limit. No indemnification shall be required to be made pursuant to this Article VII with respect to any claims to the extent that the aggregate amount of Damages incurred with respect to such claims (whether asserted, resulting, imposed, or incurred before, on, or after the Closing Date) exceeds [Two Million, Five Hundred Thousand Dollars ($2,500,000)]

ARTICLE VIII
DEFINITIONS

The terms defined in this Article VIII, whenever used in this Agreement (including in the Schedules), shall have the respective meanings indicated below for all purposes of this Agreement. All references herein to a Section, Article or Schedule are to a Section, Article or Schedule of or to this Agreement, unless otherwise indicated.

Agreement: this Asset Purchase Agreement, including the Schedules and Exhibits hereto.

Applicable Law: all applicable provisions of all (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, codes or orders of any Governmental Authority, (ii) Governmental Approvals and (iii) orders, decisions, injunctions, judgments, awards and decrees of or agreements with any Governmental Authority.

Assets: as defined in Section 1.1.

Business Day: shall mean a day other than a Saturday, Sunday or other day on which commercial banks in the state of Texas are authorized or required to close.

Buyer: as defined in the first paragraph of this Agreement.

CERCLA: the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601 et seq.

Closing Date: as defined in Section 2.1.

Code: the Internal Revenue Code of 1986, as amended.

Consent: any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including but not limited to any Governmental Authority.

Environmental Laws: all Applicable Laws relating to the protection of the environment, to human health and safety, or to any emission, discharge, generation, processing, storage, holding, abatement, existence, Release, threatened Release or transportation of any Hazardous Substances, including, without limitation, (i) CERCLA, the Resource Conservation and Recovery Act, and the Occupational Safety and Health Act, (ii) all other requirements pertaining to reporting, licensing, permitting, investigation or remediation of emissions, discharges, releases or threatened releases of Hazardous Materials into the air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, sale, treatment, receipt, storage, disposal, transport or handling of Hazardous Substances, and (iii) all other requirements pertaining to the protection of the health and safety of employees or the public.

Environmental Liabilities and Costs: all Losses, whether direct or indirect, known or unknown, current or potential, past, present or future, imposed by, under or pursuant to Environmental Laws, including, without limitation, all Losses related to Remedial Actions, and all fees, disbursements and expenses of counsel, experts, personnel and consultants based on, arising out of or otherwise in respect of: (i) the ownership of the Assets, Real Property or other leases or any other real properties, assets, equipment or facilities, by any Seller, or any of their predecessors or affiliates; (ii) the environmental conditions existing on the Closing Date on, under, above, or about any Real Property or property subject to Other Leases or any other real properties, assets, equipment or facilities currently or previously owned, leased or operated by any Seller, or any of their predecessors or affiliates; and (iii) expenditures necessary to cause any Real Property or any aspect of the Assets to be in compliance with any and all requirements of Environmental Laws as of the Clos-ing Date.

Governmental Approval: any Consent of, with or to any Governmental Authority.

Governmental Authority: any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any government authority, agency, department, board, commission or instrumentality of the United States, any State of the United States or any political subdivision thereof, and any tribunal or arbitrators) of competent jurisdiction, and any self-regulatory organization.

Hazardous Substances: any substance that: (i) is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, radon gas or related materials (ii) requires investigation, removal or remediation under any Environmental Law, or is defined, listed or identified as a “hazardous waste” or “hazardous substance” thereunder, or (iii) is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous and is regulated by any Governmental Authority or Environmental Law.

IRS: the Internal Revenue Service.

Lien: any mortgage, pledge, hypothecation, right of others, claim, security interest, encumbrance, lease, sublease, license, occupancy agreement, adverse claim or interest, easement, covenant, encroachment, burden, title defect, title retention agreement, voting trust agreement, interest, equity, option, lien, right of first refusal, charge or other restrictions or limitations of any nature whatsoever, including but not limited to such as may arise under any contracts.

Material Adverse Effect: any event, occurrence, fact, condition, change or effect that is materially adverse to the Assets.

Permitted Liens: (i) Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings if adequate re-serves with respect thereto are maintained on the books of any Seller in accordance with generally accepted accounting principles, or (ii) Liens that, individually and in the aggregate, do not and would not materially detract from the value of any of the Assets or materially interfere with the use thereof as currently used or contemplated to be used or otherwise.

Person: any natural person, firm, partnership, association, corporation, company, trust, business trust, Governmental Authority or other entity.

Purchase Price: as defined in Section 2.2.

Release: any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, migration, transporting, placing and the like, including without limitation, the moving of any materials through, into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the environment.

Remedial Action: all actions required to (i) clean up, remove, treat or in any other way remediate any Hazardous Substances; (ii) prevent the release of Hazardous Substances so that they do not migrate or endanger or threaten to endanger public health or welfare or the environment; or (iii) perform studies, investigations and care related to any such Hazardous Substances.

Seller: as defined in the first paragraph of this Agreement.

Subsidiaries: each corporation or other Person in which a Person owns or controls, directly or indirectly, capital stock or other equity interests representing at least 50% of the outstanding voting stock or other equity interests.

Tax: any federal, state, provincial, local, foreign or other income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, goods and services, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental (including taxes under Section 59A of the Code), real property, personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax, duty or other governmental charge or assessment or deficiencies thereof (including all interest and penalties thereon and additions thereto whether disputed or not).

Tax Return: any return, report, declaration, form, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Transfer Taxes: as defined in Section 5.3.

Treasury Regulations: the regulations prescribed pursuant to the Code.

ARTICLE IX
CONFIDENTIALITY, NON-COMPETITION, NON-SOLICITATION

In exchange for the payment of the Purchase Price to Seller; to protect the Confidential Information (as defined below) possessed by Seller; to protect the business goodwill that Seller is selling, transferring and conveying to Buyer pursuant to this Agreement; and as an additional inducement for Buyer to enter into this Agreement and all of the other Transaction Documents, Seller hereby covenants and agrees as follows:

(a) From and after the Closing, all trade secrets, confidential information and data obtained or possessed by each of them concerning the Assets (the “Confidential Information”) will be the property of Buyer and not Seller. Seller hereby agrees that from and after the Closing, Seller will not disclose to any person or use for its or his/her own account any of the Confidential Information. Seller hereby agrees to immediately deliver to Buyer all memoranda, notes, plans, records, reports and other documents (and copies thereof) relating to the Assets which any of them may then possess or have under their respective control.

(b) From and after the Closing, Seller will not, until 11:59 p.m. on the [fifth anniversary of the Closing Date]:

(i) directly or indirectly own, engage in, manage, operate, join, control or participate in the ownership, management, operation or control of, or be connected as a stockholder, director, officer, employee, agent, representative, partner, joint venturer, member, beneficiary or otherwise with, any corporation, limited liability company, partnership, sole proprietorship, association, business, trust or other organization, entity or individual involved in business activities that are the same as, similar to, or in competition with the Business within the United States; provided, however, nothing contained in this Section 10 shall prevent Seller from holding for investment no more than five percent (5%) of any class of equity securities of a company whose securities are traded on a national securities exchange; and

(ii) directly or indirectly (a) make known to any person, firm or corporation the names and addresses of any of the customers or clients of Seller or any other information pertaining to the customers or clients, and (b) call on, solicit, or take away, or attempt to call on, solicit, contact, or take away, any of the customers or clients of Seller.

(iii) make known to any person, firm or corporation the names and addresses of any of the customers or clients of Buyer or any other information pertaining to the customers or clients, nor call on, solicit, or take away, or attempt to call on, solicit, contact, or take away, any of the customers or clients of Buyer.

(c) From and after the Closing, Seller will not directly or indirectly request or advise any service provider or financial resource of Buyer to withdraw, curtail or cancel the furnishing of such service or resource to Buyer.

(d) From and after the Closing, Seller will not, until 11:59 p.m. on the [first anniversary of the Closing Date], without the prior written consent of the Buyer, solicit any person who is an employee of the Buyer or any of its Subsidiaries, to terminate his or her employment with the Buyer or any of its Subsidiaries; provided, however, if any employee of the Buyer responds to a solicitation by general advertisement, such solicitation shall not be deemed a breach of this provision; provided further, however, that if an employee of the Buyer responds to a general solicitation within such one year period, then Seller shall not employ such employee.

ARTICLE X
MISCELLANEOUS

10.1.  Survival of Representations and Warranties. The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement, any examination by or on behalf of the parties hereto and the completion of the transactions contemplated herein for two (2) years with the exception of representations and warranties made under Section 3.1 (Seller’s Authorization), Section 3.2 (Seller’s Corporate Status), Section 3.5 (Taxes), Section 3.8 (Title to Assets), Section 4.1 (Buyer’s Authority), and Section 4.2 (Buyer’s Corporate Status) shall survive Closing Date without any time limitation.

10.2.  Expenses. Except as provided in Section 5.2, Seller, on the one hand, and the Buyer, on the other hand, shall bear their respective expenses, costs and fees (including attorneys’, auditors’ and financing commitment fees) in connection with the transactions contemplated hereby, including the preparation, execution and delivery of this Agreement and compliance herewith (the “Transaction Expenses”), whether or not the transactions contemplated hereby shall be consummated.

10.3.  Severability. If any provision of this Agreement, including any phrase, sentence, clause, Section or subsection is inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatsoever.

10.4.  Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given: (a) on the date of delivery if delivered personally; (b) on the date of transmission if sent by facsimile, e-mail, or other wire transmission (receipt confirmed); (c) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier; or (d) on the earlier of confirmed receipt or the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)  if to the Buyer:                                _________________________
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(ii)  if to Seller:                                      _________________________
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10.5. Headings. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

10.6. Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) and the Transaction Documents (when executed and delivered) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

10.7. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. The parties hereby agree that a facsimile copy of this Agreement will be deemed an original for all purposes, and each party hereby waives the necessity of providing the original copy of this Agreement to bind the other.`

10.8. Governing Law. This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the internal laws of the State of Texas without giving effect to the conflict of laws rules thereof to the extent that the application of the law of another jurisdiction would be required thereby. The parties agree that any claims, actions, or controversy regarding this Agreement, the transaction subject of this Agreement or any act, omission, occurrence, event or circumstance relating to or resulting from this Agreement, shall be resolved in Dallas County, Texas. The parties agree to forbear from bringing suit in any state or county other than Dallas County, Texas.

10.9. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.

10.10 Assignment. This Agreement shall not be assignable or otherwise transferable by any party hereto without the prior written consent of the other party hereto, provided that the Buyer may assign this Agreement to any Subsidiary of the Buyer or to any lender to the Buyer or any Subsidiary thereof as security for obligations to such lender in respect of the financing arrangements entered into in connection with the transactions contemplated hereby and any refinancings, extensions, refundings or renewals thereof, provided, further, that no assignment to any such lender shall in any way affect the Buyer’s obligations or liabilities under this Agreement.

10.11 No Third Party Beneficiaries. Except as provided in Article VII with respect to indemnification of parties hereunder, nothing in this Agreement shall confer any rights upon any person or entity other than the parties hereto and their respective heirs, successors and permitted assigns.

10.12 Amendment, Waivers, Remedies Not Exclusive. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement or failure to fulfill any condition shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach. The representations and warranties of Seller shall not be af-fected or deemed waived by reason of any investigation made by or on behalf of the Buyer (including but not limited to by any of its advisors, consultants or representatives) or by reason of the fact that the Buyer or any of such advisors, consultants or representatives knew or should have known that any such representation or warranty is or might be inaccurate.

10.13 Taxes. The parties understand that by law, the Seller has liability for the personal property taxes associated with the Assets for the year in which the Closing occurs. However, the Buyer will most likely receive the tax statement for the personal property taxes associated with the Assets, as typically, the tax statement is mailed directly to the address of the Business. Therefore, because the Buyer will most likely receive the tax statement for the personal property taxes associated with the Assets, the parties have agreed to estimate those taxes based on the previous year’s tax bill and prorate the personal property taxes associated with the Assets for the year in which the Closing occurs. The parties understand that the Seller will be charged for the Seller’s prorated share of those estimated taxes and the Buyer will receive credit for the Seller’s prorated share of those taxes. Buyer hereby accepts the responsibility for the payment of those personal property taxes, and will indemnify and hold the Seller harmless for same. Upon statements, if any, being received by Buyer, Seller or the Individuals will then pay Seller’s prorated share of such taxes or assessments, if the amount of the actual prorated taxes turns out to be more than the estimated prorated Seller’s share of the taxes. In the event Seller does not pay Seller’s actual prorated share of these taxes, Buyer may then offset these amounts from the amounts owed to Seller by Buyer. Buyer understands that the Buyer shall be responsible for any sales tax on vehicle transfer(s), if any, pursuant to this Agreement.

10.14 Prorations. The parties hereto agree that all costs and expenses relating to the Assets shall be prorated to the Closing Date with Seller being responsible for any and all costs, expenses or other liability items related to the Assets up to the Closing Date and Buyer being responsible for all costs, expenses and other items related to the Assets from and after the Closing Date, except as otherwise specifically provided for in this Agreement to the contrary.

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IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

BUYER:   DGSE COMPANIES, INC.

By: ___________________________________

Name: ___________________________________

Title: ___________________________________

SELLER:   EULESS GOLD AND SILVER, INC.

By: ___________________________________

Name: ___________________________________

Title: ___________________________________

LIST OF EXHIBITS

Exhibit A	Note
Exhibit B	Written Consent of Seller
Exhibit C	Written Consent of Buyer

List of Schedules

Schedule 1.1(a)	Equipment, Furniture, Fixtures and Production Equipment
Schedule 1.1(b)	Inventory
Schedule 1.1(c)	Intellectual Property
Schedule 3.5	Taxes
Schedule 3.6	Litigation
Schedule 3.8	Title to Assets
Schedule 3.9	Intellectual Property
Schedule 3.10	Leases